November 24, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Scott M. Anderegg, Staff Attorney

RE:  BIG CLIX CORP.
     AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 29, 2010
     FILE NO. 333-168403

Mr. Anderegg:

         The undersigned registrant hereby rescinds its request for acceleration of the effective date of the above-captioned Registration Statement of Friday, November 26, 2010 by 5:00PM, Eastern Standard Time, as to allow the Staff adequate time to review the Registration Statement.

Sincerely,

/s/ Patrick Yore

Patrick Yore
Chief Executive Officer